FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED

SECURITIES

(or securities convertible or exchangeable into listed securities)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the "Issuer").	IMCC

Date: January 11 , 2021

Is this an updating or amending Notice:     ☐ Yes      ☒ No

If yes provide date(s) of prior Notices:

Issued and Outstanding Securities of Issuer Prior to Issuance:  [●]1common shares

Pricing

Date of news release announcing proposed issuance:  December 30, 2020 or

Date of confidential request for price protection:

Closing Market Price on Day Preceding the news release: $2.55  or

Day preceding request for price protection:

Closing

Number of securities to be issued: [●]2 common shares

Issued and outstanding securities following issuance:  [●]3 common shares

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

1The number of securities issued and outstanding prior to issuance of the proposed securities shall be determined immediately prior to the closing of the Transaction (as defined herein). An amended Form 9 shall be submitted forthwith upon closing

2The number of securities to be issued shall be determined in accordance with the Arrangement Agreement (as defined herein) based on the number of issued and outstanding securities (including equity incentives) immediately prior to the closing of the Transaction. An amended Form 9 shall be submitted forthwith upon closing.

3The number of used and outstanding securities following the issuance will be determined immediately prior to the closing of the Transaction. An amended Form 9 shall be submitted forthwith upon closing.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B - Related Persons

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)

1. Total amount of funds to be raised: N/A

2. Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.  N/A

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5. Description of securities to be issued:

(a) Class N/A

(b) Number N/A

(c) Price per security N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

(d) Voting rights N/A

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a) Number N/A

(b) Number of securities eligible to be purchased on exercise of warrants (or options) N/A

(c) Exercise price N/A

(d) Expiry date N/A

7. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount N/A

(b) Maturity date N/A

(c) Interest rate N/A

(d) Conversion terms N/A

(e) Default provisions N/A

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

N/A

(b) Cash N/A

(c) N/A

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

11. State whether the private placement will result in a change of control.

N/A

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

N/A

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

N/A

Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

The Issuer has agreed to acquire Trichome Financial Corp. ("Trichome") pursuant to the terms and subject to the conditions of a definitive arrangement agreement (the "Arrangement Agreement") dated December 30, 2020 between the Issuer and Trichome (the "Transaction"). Under the terms of the Arrangement Agreement, the shareholders of Trichome will receive 0.981 common shares of the Issuer for each common share of Trichome (the "Consideration"). Trichome is a specialty finance company focused on providing flexible and creative capital solutions to the global legal cannabis market. Trichome was created to address the lack of credit availability in the large, growing and increasingly complex cannabis market. The acquisition of Trichome is expected to create a global cannabis production and distribution leader with operations in Israel and Germany's medical cannabis markets under the IMC brand, and in Canada's adult-use recreational market through Trichome's wholly-owned subsidiary, Trichome JWC Acquisition Corp. ("JWC").

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Under the Arrangement Agreement, the Issuer will acquire Trichome by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario).

The Arrangement Agreement will require the approval of: (i) two-thirds of the votes cast by shareholders of Trichome; and (ii) 50%+1 of the Trichome shareholders, excluding Marc Lustig and Michael Ruscetta[4] in accordance with Multilateral Instrument 61-101, in each case at special meetings expected to take place in Q1 2021. Trichome's directors and officers, Cresco Labs Inc. (CSE:CL), and Opaskawayak Cree Nation, which currently hold approximately 34% of the outstanding common shares of Trichome, have each entered into voting support agreements to vote their shares in favour of the Transaction and lock-up agreements restricting the resale of IMC common shares to be owned by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months. Certain Trichome convertible debenture holders representing approximately 75% of the outstanding principal amount of such Trichome convertible debentures have also entered into voting support agreements in favour of the Arrangement Agreement.

4Marc Lustig and Michael Ruscetta are each deemed to be a "related party" to Trichome as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Subsequent to the date of the Arrangement Agreement, Trichome accelerated conversion of the convertible debentures by press release dated January 5, 2021 and the parties intend to enter into an amendment to the Arrangement Agreement to reflect the conversion of the debentures and the fact that no debentureholder meeting will be required.  The shares issued on conversion of the debentures represent approximately 3% of the issued and outstanding shares of Trichome and the shares issued to the debentureholders who signed voting and support agreements remain subject to those agreements.

The Arrangement Agreement includes customary representations, warranties and covenants, including covenants not to solicit other acquisition proposals and the right to match any superior proposals. A termination fee of $3.5 million will be paid to the Company in certain circumstances should the Transaction not be completed.

Completion of the Transaction is subject to court and regulatory approvals, which are currently expected to be received in the first half of 2021.

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: N/A

(b) Cash: N/A

(c) Securities (including options, warrants etc.) and dollar value: [●][5]

(d) Other: N/A

(e) Expiry date of options, warrants, etc. if any: N/A

(f) Exercise price of options, warrants, etc. if any: N/A

(g) Work commitments: N/A

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

Arm's-length negotiation.

5The number of securities to be issued shall be determined in accordance with the Arrangement Agreement based on the number of issued and outstanding Trichome securities (including equity incentives) immediately prior to the closing of the Transaction. An amended Form 9 shall be submitted forthwith upon closing.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

N/A

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Trichome Shareholders	[●][6] common shares	[●][7]	N/A	NI 45-106 Sec 2.11	N/A	Arm's length

(1) Indicate if Related Person

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:

Customary representations and warranties under the Arrangement Agreement and management's legal and financial due diligence.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

N/A

(b) Cash N/A

(c) Securities N/A

(d) Other N/A

6The number of securities to be issued shall be determined in accordance with the Arrangement Agreement based on the number of issued and outstanding securities (including equity incentives) immediately prior to the closing of the transaction. An amended Form 9 shall be submitted forthwith upon closing.

7The deemed price will be provided with an amended Form 9 which shall be submitted forthwith upon closing.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

N/A

10. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months.

N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated January 11, 2020.
Oren Shuster
Name of Director or Senior Officer

Signature

Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE" or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018